UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

(Amendment No. ________)*

Macrovision Solutions Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

55611C108

(CUSIP Number)

May 2, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55611C108

1.	Names of Reporting Persons. News Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 19,031,484
6. Shared Voting Power 0
7. Sole Dispositive Power 19,031,484
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,031,484
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.
11.	Percent of Class Represented by Amount in Row (9) 18.54%[1]
12.	Type of Reporting Person (See Instructions) CO

[1]

The percentage used herein is calculated based upon the 102,678,031 shares of Common Stock outstanding as of May 2, 2008 as set forth in Macrovision Solutions Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 8, 2008.

CUSIP No. 55611C108

1.	Names of Reporting Persons. Fox Television Stations, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 19,031,484
6. Shared Voting Power 0
7. Sole Dispositive Power 19,031,484
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,031,484
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.
11.	Percent of Class Represented by Amount in Row (9) 18.54%[2]
12.	Type of Reporting Person (See Instructions) CO

[2]

The percentage used herein is calculated based upon the 102,678,031 shares of Common Stock outstanding as of May 2, 2008 as set forth in Macrovision Solutions Corporation’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008.

Item 1.

(a)	Name of Issuer

Macrovision Solutions Corporation (“Macrovision Solutions”)

(b)	Address of Issuer’s Principal Executive Offices

c/o Macrovision Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

Item 2.

(a)	Name of Person Filing

News Corporation (“News Corp”)

Fox Television Stations, Inc. (“FTS”)

(b)	Address of Principal Business Office or, if none, Residence

News Corp

1211 Avenue of the Americas

New York, New York 10036

FTS

1211 Avenue of the Americas, 21 st Floor

New York, New York 10036

(c)	Citizenship

News Corp is formed under the laws of the state of Delaware. FTS is formed under the laws of the state of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

55611C108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

News Corp:

(a)	Amount beneficially owned: 19,031,484.

(b)	Percent of class: 18.54%. The percentage used herein is calculated based upon the 102,678,031 shares of Common Stock outstanding as of May 2, 2008 as set forth in Macrovision Solutions’ Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 19,031,484

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 19,031,484

(iv)	Shared power to dispose or to direct the disposition of: 0

FTS:

(a)	Amount beneficially owned: 19,031,484.

(b)	Percent of class: 18.54%. The percentage used herein is calculated based upon the 102,678,031 shares of Common Stock outstanding as of May 2, 2008 as set forth in Macrovision Solutions’ Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 19,031,484

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 19,031,484

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2008

NEWS CORPORATION

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President and Group General Counsel

FOX TELEVISION STATIONS, INC.

By:	/s/ Lawrence A. Jacobs
Name:	Lawrence A. Jacobs
Title:	Senior Executive Vice President